June 29, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance,
Office of Life Sciences

VIA EDGAR

Re:	ScoutCam Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”)
Filed on May 12, 2020
File No. 333-237470

Dear Madam or Sir:

Filed herewith is the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-237470), which includes (a) the Company’s financial statements for the fiscal quarter ended March 31, 2020 and (b) the registration of additional securities issued in connection with a private placement executed on May 18, 2020, which issuance was made pursuant to Regulation S of the Securities Act of 1933, as amended.

Furthermore, we hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated May 27, 2020 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Amendment No. 1 to Registration Statement on Form S-1 filed May 12, 2020

Sales and Marketing, page 24

1.	We note your response to comment 6. With a view towards understanding your business model, please briefly explain to your investors how you generate revenue by expanding your discussion of your principal products and services and their pricing.

Response: The Company advises the Staff that it has updated the disclosure on page 24 of Amendment No. 2 to the Registration Statement in response to the Staff’s comment.

Our Customers, page 25

2.	We note your response to prior comment 7 that, for reasons related to your business-to-business sales model, the identity of your customer who accounted for 28% of revenues in 2019 is not material to investors. Please expand your response to clarify the basis for your conclusion. For instance, we note your disclosure that you conduct research and development specific to your customer’s end product, conduct regulatory testing and handled required regulatory approval. Therefore, it is unclear whether your products could be sold to another customer if the initial customer is lost or unable to purchase your products without further research and development or integration costs. Please advise or revise.

Response: We have reviewed the Staff’s comment and respectfully restate the Company’s position that its business, for reasons described in the Amended Registration Statement and for reasons set forth herein, is not substantially dependent on any single contractual agreement with any of the Company’s main customers referenced in the Amended Registration Statement, including its customer who accounted for 28% of the Company’s revenues in 2019. The Company has adopted a business-to-business approach, or B2B. Accordingly, each of the Company’s ongoing and previously completed projects, and therefore all of its previous and forecasted revenues, were generated through the commissioning of individual projects that integrate the Company’s technologies and component parts into a given customer’s broader project. The Company’s technologies can be implemented in various industries and for different end purposes and as such the Company’s business model is not dependent on a certain implementation or usage.

In light of the foregoing description, the Company respectfully clarifies that because the Company does not manufacture, produce, market, sell and distribute its own end-user products end-user products, it is therefore not reliant on any single customer, or on the economic output generated by a given end-user product that incorporates the Company’s component parts and/or technologies. Because of the Company’s B2B model, the end-user product, from an economic perspective, belongs exclusively to the customer, and therefore it is the customer alone that will either benefit from the end-user product’s consumer success, or, by contrast, suffer the economic loss in the event the end-user product fails to secure market success. Likewise, all proceeds earned by the Company pursuant to a given customer engagement is payable by the customer independent of the end-user product’s success or whether that end-user product is ultimately marketed and sold. Further, the fact that a given project at a certain point in time reflects a certain percentage of the Company’s revenue does not directly reflect such project’s potential scope and magnitude in the future, specifically because any revenue generated from such a project will be recognized depending on that project’s progress and schedule.

Furthermore, and as a direct byproduct of the B2B model, in the event a given project requires the Company to conduct research and development, regulatory testing and/or to obtain regulatory approvals (the “Customer Requests”), each of the foregoing Customer Requests is paid for and commissioned by that given customer as part of the overall project terms. Therefore, the Company does not incur any out-of-pocket expenses derived from the Customer Requests, nor would the Company, in the event a customer’s project fails to materialize into an end-user product absent further research and development or integration costs, need to identify and secure a substitute project for purposes of utilizing any completed research and development, regulatory testing and/or related approvals.

Exhibits

3.	Please revise to mark the first page of 10.18 per Regulation S-K Item 601(b)(10)(iv).

Response: The Company advises the Staff that Exhibit 10.18 has been revised and has been re-filed as an exhibit to Amendment No. 2 to the Registration Statement in response to the Staff’s comment.

Should you wish to discuss the aforesaid at any time, please do not hesitate to contact Dr. Shachar Hadar, Esq. of Meitar Law Offices (shacharh@meitar.com/+972-3-610-3961).

Sincerely,

/s/ Yaron Silberman
Yaron Silberman
Chief Executive Officer
ScoutCam Inc.